UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2019

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On August 23, 2019, Frontline Ltd. (the “Company”) entered into a sale and purchase agreement (the “Sale and Purchase Agreement”) with Trafigura Maritime Logistics Pte. Ltd. (“TML”), a wholly-owned subsidiary of Trafigura Group Pte. Ltd. (“Trafigura”), and certain related entities to acquire 10 Suezmax tankers built in 2019 (the “Firm Vessels”), through the acquisition of a TML special purpose vehicle which holds the Firm Vessels (the “Trafigura Vessel Acquisitions”).
To obtain earlier exposure to the Firm Vessels, the Company agreed to time charter the 10 Firm Vessels from Trafigura until closing of the Trafigura Vessel Acquisitions (the “Trafigura Closing”) at a daily rate of approximately $23,000. The Company also agreed to charter five of the Firm Vessels back to Trafigura on three-year time charters at a daily base rate of $28,400, with a 50% profit share above the base rate.  As used herein the term “Trafigura Vessels” shall mean the Firm Vessels acquired pursuant to the terms and subject to the conditions of the Sale and Purchase Agreement.
The transaction consideration consists of (i) 16,035,856 of the Company’s ordinary shares (the “Consideration Shares”), at an agreed price of $8.00 per share, which were issued upon signing of the Sale and Purchase Agreement to a nominee of Trafigura (the “Trafigura Nominee”); and (ii) a cash amount ranging from $538.0 million to $547.0 million, payable upon the Trafigura Closing, which is subject to customary closing conditions.
The Trafigura Closing is targeted to occur as soon as practicably possible, with November 15, 2019 being the earliest expected date of closing and March 15, 2020 being the latest expected date of closing.
The Trafigura Vessel Acquisitions are subject to the satisfaction or waiver of important conditions and the Company can provide no assurances that it will be able to close the transaction and acquire the Trafigura Vessels.
During the period from the signing of the Sale and Purchase Agreement (the “Signing Date”) until the Trafigura Closing (the “Escrow Period”), the Consideration Shares and any proceeds or distributions related to the Consideration Shares are to be held in an escrow account pursuant to the terms of an escrow agreement (the “Escrow Agreement”).  During the Escrow Period, but after the expiration of a lock-up period (the “Lock-Up Period”), which commenced on the Signing Date and extends until November 30, 2019, but may end earlier upon the occurrence of certain events specified in the Sale and Purchase Agreement, the Trafigura Nominee may sell or otherwise transfer the Consideration Shares for cash to unaffiliated third parties, provided that any such sale or transfer must be a bona fide transfer conducted at arm's length in good faith and at fair market value, and any proceeds arising out of any such sale or transfer must be promptly deposited and retained in the escrow account. The Consideration Shares and any other property or assets will be distributed from the escrow account at the Trafigura Closing in accordance with the terms of the escrow agreement and the Sale and Purchase Agreement.
In connection with the Sale and Purchase Agreement, the Company entered into a registration rights agreement, pursuant to which the Trafigura Nominee received customary registration rights with respect to the Consideration Shares (the "Registration Rights Agreement").
Attached hereto as Exhibit 1 is a copy of the Sale and Purchase Agreement.
Attached hereto as Exhibit 2 is a copy of the Registration Rights Agreement.
This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Form F-3, filed with the Commission on June 11, 2015 (File No. 333-204884), on April 10, 2017 (File No. 333-217238), and on July 5, 2019 (File No. 333-232567).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: September 26, 2019	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer